Exhibit 99.1

Granite REIT Extends and Upsizes Credit Facility to $1.0 Billion and Announces a New $86M U.S. Acquisition

TORONTO--(BUSINESS WIRE)--March 31, 2021--Granite Real Estate Investment Trust (“Granite” or the “REIT”) (TSX: GRT.UN / NYSE: GRP.U) announced today that it has extended the maturity date of its credit facility to March 2026 and increased its borrowing capacity under the credit facility to $1.0 billion. In addition, Granite announced that it acquired an income-producing property in the United States comprising 1.0 million square feet at a purchase price of C$85.9 million.

Credit Facility

Today, Granite amended its existing unsecured revolving credit facility agreement to extend the maturity date for a new five-year term to March 31, 2026. In addition, the facility’s limit has doubled to $1.0 billion. Draws on the facility are available by way of Canadian dollar, US dollar or Euro denominated loans or Canadian dollar or US dollar denominated letters of credit. The credit facility provides Granite the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $500.0 million with the consent of the participating lenders. Interest on drawn amounts is calculated based on an applicable margin determined by reference to the external credit ratings of the REIT and Granite REIT Inc., as is a commitment fee in respect of undrawn amounts. As at today, $1.0 million in letters of credit are issued under the facility, Granite has no other amounts drawn under the credit facility which, combined with approximately $480 million cash on hand, represents approximately $1.5 billion in available liquidity.

US Acquisition

On March 12, 2021, Granite acquired 3090 State Highway 42, a 1.0 million square foot, 40’ clear height modern warehouse distribution facility situated on 85.6 acres in the greater Atlanta region, for C$85.9 million (US $68.9 million). The state-of-the-art facility was completed in 2020 and is 75% leased to Radial, Inc. for a remaining lease term of 7.6 years, subject to contractual annual rent escalations. The property was acquired at an in-going yield of 3.8% and estimated stabilized yield of 5.0% upon lease-up of the existing 250,000 square feet of vacant space. The site also contains excess land to accommodate an expansion of approximately 0.3 million square feet. The property is well positioned in Atlanta’s Henry County sub-market within Atlanta’s I-75 logistical thoroughfare, in close proximity to Hartsfield-Jackson Atlanta International Airport, the Norfolk Southern Intermodal Yard and direct access to the Port of Savannah.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 115 investment properties representing approximately 50.4 million of leasable area.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at 647-925-7560 or Andrea Sanelli, Manager, Legal & Investor Services, at 647-925-7504.

FORWARD LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s expectations with respect to the leasing of the vacant space and the expected stabilized yield at the property in Locust Grove, Georgia, or expectations regarding the future expansion of such property, Granite’s plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek”, “objective” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such events, performance or results will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risks set forth in the annual information form of Granite Real Estate Investment Trust and Granite REIT Inc. dated March 3, 2021 (the “Annual Information Form”). The “Risk Factors” section of the Annual Information Form also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

Contacts

Teresa Neto, Chief Financial Officer, at 647-925-7560
or
Andrea Sanelli, Manager, Legal & Investor Services, at 647-925-7504.